UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Commission File Number 033-51752

ST BARBARA LIMITED

(Translation of registrant’s name into English)

Level 10, 432 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

I. PURPOSE OF FILING:

St Barbara Limited, or St Barbara, a company organized under the laws of the Commonwealth of Australia, is submitting this Form 6-K to establish itself, pursuant to Rule 12g-3 of the U.S. Securities Exchange Act of 1934, or the Exchange Act, as the successor issuer to Allied Gold Mining Limited (and its predecessor entities Allied Gold Mining PLC and Allied Gold Limited as applicable), or Allied Gold, a company organized under the laws of England and Wales.

II. BACKGROUND AND SUCCESSION PURSUANT TO RULE 12g-3:

On July 18, 2012, St Barbara and Allied Gold entered into a preliminary Scheme of Arrangement, which was approved by the shareholders of Allied Gold at a meeting held on August 14, 2012. Pursuant to an order of the High Court of Justice of England & Wales, the Scheme of Arrangement became effective on August 30, 2012 with St Barbara completing the acquisition of 100% of the issued capital of Allied Gold, the Allied Gold Acquisition, on September 7, 2012. As a result of the Allied Gold Acquisition, St Barbara became the holder of all issued and outstanding shares of Allied Gold.

As a consequence of, and following, the Allied Gold Acquisition, shares of St Barbara were deemed to be registered under
Section 12(g) of the Exchange Act pursuant to Rule 12g-3(a) thereunder, without the filing of a registration statement therefor. Accordingly, St Barbara is a reporting issuer under the Exchange Act in succession to Allied Gold, and reports filed for Allied Gold under the Exchange Act should be regarded as applicable to St Barbara, as successor issuer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ST BARBARA LIMITED

	By:	/s/ Garth Campbell-Cowan
Date: April 26, 2013	Name:	Garth Campbell-Cowan
	Title:	Chief Financial Officer